UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2007
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

March 14, 2007
Dear Shareholder:
     You are cordially invited to attend the Annual General Meeting of Shareholders (the “Meeting”) of Gmarket Inc (the “Company”). We will hold the Meeting on March 29, 2007 at 10:00 a.m., Seoul time, at our office on the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea.
     Enclosed please find a notice setting forth agenda items to be considered and resolved in the Meeting, our Proxy Statement, and a form of proxy card, and summarized financial statements. The agenda includes the following proposals: (i) approval of audited financial statements (based on Korean GAAP), (ii) granting of stock options, (iii) determining aggregate compensation ceiling for Directors, (iv) amendment of Business Purpose in the Company’s Articles of Incorporation, and (v) election of Directors.
     Our Board of Directors has decided that the proposal is in the best interests of the Company and its shareholders and therefore recommends that you vote in favor of the proposal.
     After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. Submitting the Proxy Statement before the Meeting will not preclude you from voting in person at the Meeting should you decide to attend.
Sincerely,

Young Bae Ku
Chief Executive Officer

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

Notice of Annual General Meeting of Shareholders
March 14, 2007
     The Annual General Meeting of Shareholders of Gmarket Inc. (the “Company’) will be held at the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea, on March 29, 2007 at 10:00 a.m., Seoul time, for the following purposes.
     1. To approve of audited financial statements (based on Korean GAAP)
     2. To grant stock options to eligible employees
     3. To fix aggregate compensation ceiling of 1,000,000,000 Won (approximately 1.1 million USD) for all Directors combined.
     4. To amend the Business Purpose in Articles of Incorporation
     5. To re-elect Director Young Bae Ku for a new three-year term
     6. To re-elect independent Directors John E. Milburn, Massoud Entekhabi, Hakkyun Kim, Joon-Ho Hahm, and Mr. Seok-heon Kim for new one-year terms each; and
     7. To transact such other business as may properly come before the Annual General Meeting of Shareholders.
     Additional information regarding the matters to be acted on at the Annual General Meeting of Shareholders can be found in the accompanying Proxy Statement.
     All holders of record of the Company’s ordinary shares and holders of American Depositary Shares as of December 29, 2006, will be entitled to attend and vote at the Annual General Meeting of Shareholders.
     This notice of Annual General Meeting of Shareholders and the Proxy Statement are also available through our website at http://www.gmarket.co.kr/IR.

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

By Order of the Board of Directors

Young Bae Ku
Chief Executive Officer
PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN 10:00 A.M. (U.S. EASTERN STANDARD TIME) ON MARCH 27, 2007.

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
PROPOSAL
Proposal No. 1: Ordinary resolution to approve of audited financial statements (based on Korean GAAP)
Enclosed please find the Company’s 2006 fiscal year financial statements based on Korean GAAP.
Proposal No. 2: Special resolution to grant stock options to eligible employees
The Board believes granting stock options to eligible employees will be an effective tool to provide incentives and retain key personnel. The total number of options to be granted will be up to 500,000 shares, which is approximately 1% of the Company’s total issued and outstanding shares. The exercise price will be the average of the high and low prices of the Company’s ADRs on March 28, 2007 as reported on the Nasdaq National Market.
Proposal No. 3: Ordinary resolution to fix total compensation ceiling of 1,000,000,000 Won for Directors
The aggregate compensation ceiling for all of the Company’s Directors combined for fiscal year 2007 will be determined to be a maximum of 1,000,000,000 Won (approximately 1.1 million USD).
Proposal No. 4: Special resolution to amend Business Purpose in the Company’s Articles of Incorporation
The Company currently has a Cash Balance functionality, where customers can credit a desired amount of cash in their Gmarket account and debit from the balance to pay for a purchase. Also, the company processes payment data directly with credit card companies without using the services of Payment Gateway companies. To continue carrying out these businesses under the Electronic Financial Transaction Law, which became effective as of January 1, 2007, The Company should include new business purposes in its Articles of Incorporation. Therefore, “Management of Electronic Pre-payment Business” and “Electronic

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

Payment Settlement Business” should be added to the Business Purpose Section of the Company’s Articles of Incorporation.
Proposal No. 5: Ordinary resolution to re-elect Director Young Bae Ku for a new three-year term
Director Young Bae Ku, whose three-year term ends on March 30, 2007, will be re-elected for a new three-year term.
Young Bae Ku has served as chief executive officer and representative director since October 2001. Mr. Ku led the development of Goodsdaq (former name of Gmarket) pilot service at Interpark Corporation from August 1999 to April 2000 and was responsible for business development in the United States for Goodsdaq U.S. from April to September 2000. Before joining Interpark Corporation, Mr. Ku led field operations in oilfield services for Schlumberger in the Middle East and India from March 1991 to June 1999. Mr. Ku received a Bachelor’s degree in Petroleum and Mineral Engineering from Seoul National University.
Proposal No. 6: Ordinary resolution to re-elect independent Directors John E. Milburn, Massoud Entekhabi, Hakkyun Kim, Joon-Ho Hahm, and Seok-heon Kim for new one-year terms each
Four independent Directors, John E. Milburn, Massoud Entekhabi, Hakkyun Kim and Joon-Ho Hahm, whose one-year term ends on March 28, 2007 will be re-elected. Also, Seok-heon Kim, whose term ends on December 29, 2007 will resign and be re-elected, in order for his term to be in line with those of the other independent Directors.
John E. Milburn has served as our director since December 2004. Mr. Milburn has been the managing general partner of Newton Technology Partners, a firm specializing in technology investments in Korea, since January 2000. He is an advisor to many companies in Korea and throughout the Asia Pacific region, particularly telecommunications companies. Mr. Milburn was vice president in charge of Internet Technology and Business Development at Dacom Corporation from December 1996 to September 2000. Mr. Milburn received a Bachelor’s degree in Nuclear Engineering from the University of California at Berkeley, was a scientist with the U.S. Department of Energy for 10 years, and has lived and worked in Korea since May 1991.
Massoud Entekhabi has served as our director since December 2005 and serves as the chairman of our audit committee. Mr. Entekhabi is a managing director and founder of Zenith Equity Partners, a private equity firm based in southern California. Prior to founding Zenith Equity Partners, from 2000 to 2003, Mr. Entekhabi was a general partner and managing director of TL Ventures, a nationally focused venture capital firm with over US$1.4 billion under management. From 1973 to 2000, Mr. Entekhabi was with Coopers & Lybrand LLP

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912 and PricewaterhouseCoopers LLP, where he held various senior management positions and was a partner. Mr. Entekhabi is a Fellow of Institute of Chartered Accountants in England & Wales and is also a Certified Public Accountant in the United States.
Hakkyun Kim has served as our director and member of our audit committee since December 2005. Mr. Kim is currently an attorney at Pillsbury Winthrop Shaw Pittman LLP, a major U.S.-based law firm, in their Washington, DC office, where he focuses his practice on business and public policy matters affecting clients from, or with interests in, Korea and Asia. Previously, Mr. Kim worked at various other major U.S.-based law firms, where he represented Korean companies in connection with establishment of new operations in the U.S., including compliance with U.S. regulatory requirements. Prior to practicing law, Mr. Kim served as an economist at The Bank of Korea, the central bank of Korea, for over 10 years. Mr. Kim received a Bachelor’s degree in Law and Economics from Seoul National University and a Juris Doctor degree from the University of Minnesota Law School.
Joon-Ho Hahm has served as our director and member of our audit committee since December 2005. Mr. Hahm is an Associate Professor of International Economics and Finance at Yonsei University in Korea. Mr. Hahm’s focus is on financial markets and institutions, bank supervision, exchange rates and interest rates, risk management, debt management and consumption and savings. Mr. Hahm received a Bachelor’s degree in English Literature and Business Administration from Seoul National University in 1986, a Master of Business Administration from Columbia University in 1988 and a Ph.D. in Finance and Economics from Columbia University in 1993. Mr. Hahm has served in a variety of consultative roles for the Korean government and international organizations, including the World Bank. Mr. Hahm is also serving as an outside non-executive director of Prudential Asset Management Co., Ltd. and a member of the Advisory Committee of Hana Bank.
Seok-heon Kim is the managing partner of Cornerstone Equity Partners, a leading Korean private equity firm specializing in buyout and significant control transactions. Mr. Kim has over 15 years of experience that has covered private equity, investment banking, corporate finance and corporate operations. Prior to Cornerstone, he held an executive role at Korea Investment & Securities where he led the establishment of Cornerstone, a subsidiary of Korea Investment Holdings which is a listed financial services holding company. He has also served as the head of Korea for CVC Asia Pacific Limited, head of M&A for ABN AMRO Seoul, group leader in Ernst & Young Korea’s M&A practice, and at LG Chem., Ltd. Mr. Kim holds a Bachelor’s degree in Public Law from the Seoul National University and a Master of Business Administration degree from the University of Washington.

http://www.gmarket.co.kr
Gmarket Inc.
8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

OTHER MATTERS
As of the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting of Shareholders. If other matters properly come before the Annual General Meeting of Shareholders, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.
By Order of the Board of Directors,

Young Bae Ku
Chief Executive Officer

GMARKET INC.
UNAUDITED BALANCE SHEETS (Korean GAAP-based)
(in millions of Korean Won and in thousands of US dollars)

	December 31,		December 31,		December 31,
	2005		2006		2006
	(Audited)
Assets
Current assets:
Cash and cash equivalents	~~W~~	36,898	~~W~~	34,930	$37,746
Short-term financial Investment		47,400		140,798	152,148
Accounts receivable, net		16,244		33,827	36,554
Current held-to-maturity securities		—		4,000	4,322
Other current assets		3,080		5,147	5,563

Total current assets		103,622		218,702	236,333
Long-term financial instruments		5,260		5,000	5,403
Held-to-maturity securities		4,000		—	0
Property and equipment, net		6,448		16,177	17,481
Other assets		2,291		8,251	8,916

Total assets	~~W~~	121,621	~~W~~	248,130	$268,133

					0
Liabilities and Shareholders’ Equity					0
Current liabilities:					0
Amounts payable to sellers	~~W~~	94,542	~~W~~	104,609	$113,042
Accounts payable		10,487		18,547	20,042
Deferred revenue		2,180		3,532	3,817
Other current liabilities		4,570		13,352	14,428

Total current liabilities		111,779		140,040	151,329
Accrued severance benefits		428		1,397	1,510

Total liabilities		112,207		141,437	152,839

Shareholders’ equity:					0
Common shares		3,040		4,951	5,350
Preferred shares		1,258		—	0
Additional paid-in capital		6,286		85,354	92,235
Other capital surpluses		3		3	3
Retained earnings (Accumulated deficit)		(1,318)		15,463	16,710

stock option outstanding		145		922	996

Total shareholders’ equity		9,414		106,693	115,294

Total liabilities and shareholders’ equity	~~W~~	121,621	~~W~~	248,130	$268,133

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME (Korean GAAP-based)
(in millions of Korean Won and thousands of US dollars, except per share data)

	Year Ended December 31,
	2005		2006		2006
Revenues:
Transaction fees	~~W~~	57,748	~~W~~	103,218	$111,539
Advertising and others		13,556		54,881	59,305

Total revenues		71,304		158,099	170,844
Cost of revenues		36,550		78,631	84,970

Gross profit		34,754		79,468	85,874
Operating expenses:
Sales and marketing		26,917		50,066	54,102
General and administrative		5,296		14,612	15,790

Operating income		2,541		14,790	15,982
Other income (expense):
Interest income		1,393		5,189	5,607

Others, net		10		237	256

Income before income tax expenses		3,944		20,216	21,845

Income tax expenses		308		(3,435)	(3,712)

Net income	~~W~~	4,252	~~W~~	16,781	$18,133

2

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS (Korean GAAP-based)
(in millions of Korean Won and thousands of US dollars)

	Year Ended December 31,
	2005		2006		2006
Cash flows from operating activities:
Net income	~~W~~	4,252	~~W~~	16,781	$18,134

Adjustments
Depreciation and amortization		1,195		3,347	3,617
Stock-based compensation expense		122		850	919
Provision for bad debt		102		283	306
Provision for severance benefits		522		1,039	1,123
Cumulative effect of changes in accounting principle		0		(19)	(21)
Deferred tax assets		(428)		(621)	(671)
Provision for loyalty program reserve		2,114		6,400	6,916
Others, net		3		134	145
Changes in operating assets and liabilities
Accounts receivable		(12,189)		(17,792)	(19,226)
Amounts payable to sellers		70,383		10,066	10,877
Accounts payable		7,927		8,060	8,710
Deferred revenue and advances		1,505		1,352	1,461
Other current assets		(2,233)		(2,328)	(2,516)
Other assets		(76)		20	22
Other current liabilities		1,375		2,383	2,574
Payment of accrued severance benefits		(559)		(71)	(77)

Net cash provided by operating activities		74,015		29,884	32,293

Cash flows from investing activities:
Increase in short-term financial instruments, net		(39,800)		(93,127)	(100,634)
Increase in long-term financial instruments, net		(5,120)		(120)	(130)

Acquisition of held-to-maturity securities		(4,000)		—	—
Purchase of property and equipment		(5,445)		(12,155)	(13,135)
Decrease (increase) in other current assets		(261)		436	471
Increase in other assets, net		(2,283)		(6,554)	(7,082)

Net cash used in investing activities		(56,909)		(111,520)	(120,510)

Cash flows from financing activities:
Issuance of common shares, net		694		79,668	86,090

Net cash provided by financing activities		694		79,668	86,090

Net increase (decrease) in cash and cash equivalents		17,800		(1,968)	(2,127)

Beginning of year		19,098		36,898	39,873

End of period	~~W~~	36,898	~~W~~	34,930	$37,746

3

GMARKET INC.
UNAUDITED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS (Korean GAAP-based)
(in millions of Korean Won and in thousands of US dollars)

	Year Ended December 31,
	2005	2006		2006
Accumulated deficit before disposition	(~~W~~1,318)	~~W~~	15,463	$16,710
1. Undisposed accumulated Deficit	(5,570)		(1,318)	(1,423)
Net income	4,252		16,781	18,133

Disposition	—		—	—
Unappropriated retained earnings to be carried forward to subsequent Year	(~~W~~1,318)	~~W~~	15,463	$16,710

4

Time Sensitive
    Materials
Depositary’s Notice of
Shareholders’ Meeting of
GMARKET INC.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	38012G100.

ADS Record Date:	December 29, 2006.

Meeting Specifics:	Annual General Meeting of Shareholders — March 29, 2007 at 10:00 A.M. (Seoul time) at the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on March 27, 2007.

Deposited Securities:	Common shares, par value Won 100 per share, of Gmarket Inc., a company incorporated and existing under the laws of the Republic of Korea (the “Company”).

ADS Ratio:	1 Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Korea Securities Depository.

Deposit Agreement:	Deposit Agreement, dated as of July 5, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.
To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on
March 27, 2007.

     The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*
     Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.
     Upon timely receipt of signed and completed Voting Instructions from a holder of ADRs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Incorporation of the Company, and the provisions of the Deposited Securities, to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.
     Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither shall vote, attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in the voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary shall not be voted. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing quorum at the meeting.
     Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
     Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of Shares exceeding limits imposed by applicable law or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.
     The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of holders and beneficial owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.
     If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank,
N.A. — ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).
Citibank, N.A., as Depositary

*	As set forth in the Section 4.10 of the Deposit Agreement, Holders of ADSs as of the ADS Record Date will be entitled, subject to applicable provisions of the laws of the Republic of Korea, the Articles of Incorporation of the Company, and the provisions of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on March 26, 2007 for action to be taken.

2007 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Gmarket Inc. (the “Company”)

CUSIP No.:	38012G100.
ADS Record Date:	December 29, 2006.
Meeting Specifics:	Annual General Meeting of Shareholders — March 29, 2007 at 10:00 A.M. (Seoul time) at the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of July 5, 2006.
Deposited Securities:	Common shares, par value Won 100 per share, of the Company.
Custodian:	Korea Securities Depository.
The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
     Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither shall vote, attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in the voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary shall not be voted. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing quorum at the meeting.
     Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
     Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of Shares exceeding limits imposed by applicable law or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

1.	Approval of the audited financial statements (based on Korean GAAP).
2.	Approval to grant stock options to eligible employees
3.	Approval to fix total compensation ceiling of 1,000,000,000.00 Won for Directors.
4.	Approval to amend the Business Purpose in the Articles of Incorporation.
5.	Re-election of Young Bae Ku as Director for a three (3) year term.
6.	Re-election of Independent Directors for a term of one (1) year:
a)	John E. Milburn;
b)	Massoud Entekhabi;
c)	Hakkyun Kim;
d)	Joon-Ho Hahm; and
e)	Seok-heon Kim.
7.	Approval to transact such other business as may properly come before the Annual General Meeting of Shareholders.
A

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3	☐	☐	☐

Resolution 4	☐	☐	☐

Resolution 5	☐	☐	☐

Resolution 6a.	☐	☐	☐

Resolution 6b.	☐	☐	☐

Resolution 6c.	☐	☐	☐

Resolution 6d.	☐	☐	☐

Resolution 6e.	☐	☐	☐

Resolution 7.	☐	☐	☐
B Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
Please be sure to sign and date this Voting Instruction Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy) / /

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC.

(Registrant)

By:	/s/ Duckjun (D.J.) Lee

Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer
Date: March 20, 2007